Exhibit 12
ROCKWELL AUTOMATION, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Fiscal Year Ended September 30,
	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income from continuing operations before income taxes	$1,037.4	$943.1	$1,127.5	$1,134.2	$980.9
Add fixed charges included in earnings:
Interest expense	$76.2	$71.3	$63.7	$59.3	$60.9
Interest element of rentals	62.4	61.5	62.5	64.7	63.4
Total	138.6	132.8	126.2	124.0	124.3
Total earnings available for fixed charges	$1,176.0	$1,075.9	$1,253.7	$1,258.2	$1,105.2
Fixed charges:
Fixed charges included in earnings	$138.6	$132.8	$126.2	$124.0	$124.3
Capitalized interest	0.7	0.1	1.1	1.2	0.4
Total fixed charges	$139.3	$132.9	$127.3	$125.2	$124.7
Ratio of earnings to fixed charges	8.4	8.1	9.8	10.0	8.9

(1)
In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of accounting change, adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates, and fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.